Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

June 25, 2008

By EDGAR Correspondence
File:  316C

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C., 20549-7010
USA

Attention:  Jill S. Davis, Branch Chief

Dear Ms. Davis:

Re:

Aurizon Mines Ltd. – Form 40-F for Fiscal Year Ended December 31, 2007

File No. 001-31893

Further to our letter dated May 30, 2008, acknowledging receipt of your review letter dated May 29, 2008, and our request for an extension for a response letter by June 26, 2008, we hereby respond, by including both your comments and our response, as follows:

Form 40-F for the Fiscal Year Ended December 31, 2007

Disclosure Controls and Procedures, page 2

1.

You disclose that your “Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and form.”  Please note that paragraph (b) of General Instruction B.(6) to Form 40-F requires you to disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act.  The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure.  Specifically, the term disclosure controls and procedures also includes controls that are “…designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”   Your officer’s conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items.  Please modify your officers’ conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of these items included within the definition of the disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

Aurizon response:

Aurizon’s disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Commission’s rules and forms and that such information required to be disclosed by us in the reports that

United States Securities and Exchange Commission

June 25, 2008

we file or submit under the Exchange Act is accumulated and communicated to our management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.  Aurizon will update its disclosure in its next Annual Report on Form 40-F, as requested.

Notes to Consolidated Financial Statements

Note 8.  Mineral Properties, page 38

2.

We note your disclosure on page 39 that you entered into letters of intent whereby you have the option to earn a 100% interest in the Joanna Property and a 100% interest in twenty claims contiguous to the Joanna Property.  Please tell us how you recorded the costs incurred to date, and how you intend to record future costs.  In your response, please address Canadian and US GAAP, and the corresponding guidance supporting your policy.

Aurizon response:

Costs incurred to date at Joanna have been accounted for as follows:

▪

Exploration costs have been expensed as incurred for both Canadian and US GAAP purposes.  The Canadian GAAP guidance that we have followed is set out in EIC 126 and CICA 3061 (paragraphs 21 and 4).  Our position is that Canadian GAAP and US GAAP are aligned as it relates to exploration costs incurred on the Joanna property.

▪

Property acquisition costs are capitalized for both Canadian and US GAAP purposes.  The Canadian GAAP guidance that we have followed is set out in CICA 3061.06.  For U.S. GAAP purposes, we considered the guidance in EITF 04-2 and 04-3.  Our position is that Canadian GAAP and US GAAP are aligned as it relates to property acquisition costs incurred on the Joanna property.

We intend to record future costs on the same basis as outlined above.

Note 19.  Differences between Canadian and US GAAP, page 51

General

3.

We note you reference footnote (f) for several adjustments in the Balance Sheets, Statements of Operations and Deficit, and Statements of Cash Flows.  Based on these references to footnote (f), it appears you have combined several material adjustments on the face of the reconciling statements but have not separately quantified and described each material adjustment.  Please review your disclosure and modify your presentation, as necessary, to comply with Item 17(c)(2)(i) through (iii) of Form 20-F or otherwise advise why you believe your presentation complies with Item 17 of Form-20-F.

Aurizon response:

We believe our presentation complies with Item 17 of Form 20-F since the adjustments required to reflect the different accounting treatment for recognizing the start-up of operations under Canadian GAAP as opposed to US GAAP could be considered as one entry.   As we describe in footnote (f), revenues, cost of sales, accretion of asset retirement obligations, depletion and depreciation of life of mine assets and financing costs are all impacted by this GAAP difference. The balance sheet differences for different line items have been shown separately in the financial statements.

Adjustments to the Statements of Operations & Deficit due to the change in timing of revenues and expenses during pre-commercial production include an increase in revenues of $31,161,709 relating to gold sales revenue, as well as increases in expenses as follows:

United States Securities and Exchange Commission

June 25, 2008

$17,064,600 relating to operating costs, $7,395,113 relating to depletion and depreciation expenses, $1,613,318 of interest on long-term debt and financing costs, as well as accretion expenses of $628,092 relating to deferred finance costs, government assistance and asset retirement obligations.  The total net impact of these adjustments to the Statements of Operations and Deficit is $4,460,586.

Adjustments to the Statement of Cash Flows due to the change in timing of revenues and expenses during pre-commercial production include an increase of $31,161,709 in gold revenues, and increases in expenses as follows: $17,064,600 relating to operation costs, $1,613,318 of interest on long-term debt, as well as $41,206 relating to capitalized financing costs.  The total impact of these adjustments to the Statement of Cash Flows is $12,442,584.

Accordingly, we respectfully submit that all of the above adjustments are the result of the different accounting treatment for recognizing the start-up of operations under Canadian GAAP as compared to US GAAP and accordingly may reasonably be grouped together for purposes of the US GAAP reconciliation and comply with Item 17 of Form 20-F.

We propose to show the components of the start-up adjustment referred to above separately on a prospective basis.

4.

With regard to your accounting policy for U.S. GAAP, please address the following:

▪

Tell us how you define a mine;

Aurizon response:

Mines are the source of commercially extractable mineral-bearing material found near the surface (generally mined as open pit mines) or deep in the ground (generally mined as underground mines).  A mine requires an ore body with infrastructure, equipment and processing facilities capable of extracting the ore and processing it into a saleable form.  The Casa Berardi mine is an underground gold mine with all of this requisite infrastructure.

▪

Disclose your accounting policy associated with drilling and related costs incurred to convert measured, indicated and inferred resources to reserves at your development and/or production stage properties.

Aurizon response:

Drilling and related costs incurred to convert measured, indicated and inferred resources to reserves at production stage properties and development stage properties that have proven and probable reserves are capitalized.  If a development stage property does not have proven and probable reserves, these drilling costs are expensed as incurred.  The disclosure of our capitalization policy for costs incurred to convert the resources to reserves for the non-producing mining properties and exploration properties (development stage mines)  is included in notes 2(f)(ii)and 2(f)(iii) to the 2007 financial statements.  The disclosure of capitalization policy for costs incurred to convert the resources to reserves for the production stage mines, which is the same as for development stage mines, is not currently included in the 2007 financial statements.  We propose to amend the policy wording in note 2(f)(i) prospectively to include such disclosures.

▪

Disclose your accounting policy for costs incurred to identify new resources beyond your existing inferred resources at development or production stage mines.

United States Securities and Exchange Commission

June 25, 2008

Aurizon response:

Costs incurred to identify new resources beyond existing inferred resources at development stage properties and production stage mines are expensed as incurred.  This disclosure is not currently included in the 2007 financial statements.  We propose to amend the policy wording in notes 2(f)(i)and 2(f)(ii) prospectively to include such disclosures.

▪

Disclose your accounting policy, if applicable, for deferred stripping when multiple pits exist within a mining complex that share common infrastructure and processing equipment and a common orebody.  Specifically, address your accounting for stripping costs associated with the initial overburden removal of newly created pits that are within close proximity to producing pits.

Aurizon response:

Aurizon has not developed an accounting policy for deferred stripping because the Company has not initiated development of any open pit operations at the present time.

((b)

Statements of Operations and Deficit, page 52

5.

We note you refer to footnote (d) for the adjustment in 2007 to ‘Government assistance.’  However, we are unable to determine why this adjustment has been made based on the disclosure in footnote (d).  Please tell us and expand your disclosure as necessary to clearly describe the nature of this adjustment.

Aurizon response:

Prior to 2000, Aurizon received government assistance totaling $1,973,161 that was only repayable in the event Casa Berardi achieved commercial production.  The assistance is repayable in three tranches, specifically two, three, and four years following commercial production.  Canadian GAAP guidance was applied for determining when the liability should be recognized.  Commercial production was achieved on May 1, 2007, and, accordingly, the fair value of the obligation to repay the government assistance was recorded as a liability.

Under Canadian GAAP, the original receipt of the government assistance was credited to mineral properties as the related exploration costs were capitalized.  Consequently the recognition of the liability was set-up through a debit to mineral properties.  The fair value of the debt as at May 1, 2007 was established at $1,592,345, which was debited to mineral properties and the debt was accreted by $76,963 (charged to operations) during 2007, resulting in a long term debt balance of $1,669,308.

Under US GAAP, the original receipt of the government assistance was offset against the related exploration costs that were charged to operations since there were no proven or probable reserves at the time.  Therefore, the recognition of the fair value of the liability in 2007 was recorded as a charge to operations.

We referenced the government assistance adjustment to footnote (d) since it explains the differences in GAAP related to the capitalization of exploration expenses which results in the adjustment in earnings.  We propose to provide a more detailed description of this adjustment in future filings.

6.

We also note your disclosure in footnote 19(d) that “When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized.”  Please note that for US GAAP purposes, exploration costs should be expensed as incurred without reference to whether or not proven and probable reserves have been determined.  Please modify your US GAAP accounting policy and disclosure as necessary and tell us whether you present any exploration costs as capitalized for US GAAP purposes.

United States Securities and Exchange Commission

June 25, 2008

Aurizon response:

We propose to modify the wording in the footnote 19(d) prospectively to remove the word ‘exploration’ from the sentence.   As discussed above, exploration costs are expensed for US GAAP purposes.

Engineering Comments

Property Description and Location, page 17

7.

Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K.

Aurizon response:

Aurizon files its annual report on Form 40-F.  Regulation S-K is not applicable to Form 40-F and, therefore, Aurizon’s disclosure is not in accordance with Item 102 of Regulation S-K.  However, the Company will update its disclosure in its next Annual Report on Form 40-F to include a map showing the location and access to each material property.

Kipawa Gold Uranium Project, page 38

8.

We note you refer to samples ranges over 1.0 grams per ton with higher ranges.  When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property.

•

Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

•

Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

•

Eliminate all disclosure of the highest or best values/grades of sample sets.  Present a balanced disclosure of the drill and sampling results.

•

Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

•

Eliminate statements containing grade and/or sample-width ranges.

•

Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

•

Generally, use tables to improve readability of sample and drilling data.

•

Soil samples may be disclosed as a weighted average value over an area.

•

Refrain from reporting single soil sample values.

•

Convert all ppb quantities to ppm quantities for disclosure.

•

Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosure to comply with this guidance.

Aurizon response:

Aurizon files reports with the Securities and Exchange Commission pursuant to the U.S.-Canada Multijurisdictional Disclosure System and, therefore, complies with Canadian disclosure rules with respect to its exploration results.  As disclosed in the Company’s filings, the Kipawa Gold-Uranium Project is an early stage exploration project and, as such, is not material to the Company.   Canadian disclosure rules permit summary reporting of relevant analytical values.  Although weighted average sample reporting is not

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June 25, 2008

required under Canadian disclosure rules, the Company acknowledges that such reporting could be useful to investors in some circumstances and will provide such disclosure if appropriate in future.  However, the Company acknowledges the remaining points and will address them, as applicable, in its future disclosure.

As requested in your letter, please accept the following acknowledgement:

The Company is responsible for the adequacy and accuracy of the disclosure in its annual report on Form 40-F for the Fiscal Year Ended December 31, 2007;

Staff comments or changes to discourse in response to staff comments do not foreclose the Commission from taking any action with respect to its annual report on Form 40- F for the Fiscal Year Ended December 31, 2007; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the aforementioned responses satisfactory.  However, should you have any questions or require any further information, please do not hesitate to contact the writer.

Yours very truly,

AURIZON MINES LTD.

_________________________
Ian S. Walton,
Executive Vice-President &
 Chief Financial Officer

ISW/jask

Cc:

Shearman & Sterling LLP

Attn:  Christopher J. Cummings, Partner

PricewaterhouseCoopers LLP

Attn:  Mark Platt, Partner